UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. _)

Kryptic Entertainment, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

50114L101
(CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
900 Third Avenue, 5th Floor
New York, New York 10022
Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50114L101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Keegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 904,750
	8	SHARED VOTING POWER 996,000
	9	SOLE DISPOSITIVE POWER 904,750
	10	SHARED DISPOSITIVE POWER 996,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.12%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 50114L101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashton Agricultural & General Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.83%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 50114L101	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Kryptic Entertainment, Inc., a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 401 Atlantic Suites, Europort, Gibraltar.

Item 2. Identity and Background.

(a)  This Statement on Schedule 13D is jointly filed by each of the following persons (the "Reporting Persons"):

(i) Mr. Mark Keegan;

(ii) Ashton Agricultural & General Ltd. (“Ashton”).

(b) The business address of the Reporting Persons is 401 Atlantic Suites, Europort, Gibraltar.

(c) Mr. Keegan is the Chief Executive Officer and director of the Company, and director of Farm Lands of Guinea Limited.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Ashton is a British Virgin Islands business company. Mr. Keegan is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

On February 28, 2011 the Company consummated a share exchange transaction (the “Share Exchange”) with the shareholders of Farm Lands of Guinea Limited, a British Virgin Islands business company (“FLG”), whereby the Company issued to shareholders of FLG an aggregate of 7,801,000 shares of Common Stock in consideration for the shares of FLG held by them. After the share exchange, FLG became a 100% owned subsidiary of the Company.

As a result of the Share Exchange: (i) Ashton acquired 975,000 shares of Common Stock, (ii) Principal Corporate Investor Ltd ("PCI"), in which Mr. Keegan has an ownership stake, acquired 1,126,800 shares of Common Stock, of which 904,750 shares are held by PCI for the benefit of Mr. Keegan, and (iii) members of the Reporting Person’s family acquired in the aggregate 21,000 shares.

Item 4. Purpose of Transaction.

The shares of Common Stock described in Item 3 herein were acquired as a result of the Share Exchange.

None of the Reporting Persons has plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No. 50114L101	13D	Page 5 of 7 Pages

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,900,750 shares of Common Stock including 975,000 shares held by Ashton and 21,000 shares held by Mr. Keegan’s family members. Ashton is controlled by Mr. Thomas Keegan and Ms. Katherine Keegan, respectively the son and the daughter of Mr. Keegan. By reason of such family relationship of Mr. Keegan, he may be deemed to share voting and dispositive power over the shares held by Ashton and by his family members. Mr. Keegan disclaims beneficial ownership of such shares. 1,900,750 shares represent approximately 21.12% of 9,000,000 shares of Common Stock outstanding as of February 28, 2011 as reported in the Company’s current report on Form 8-K that was filed on March 4, 2011.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement dated as of March 10, 2011 by and between Mr. Keegan and Ashton.

CUSIP No. 50114L101	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 10, 2011

Ashton Agricultural & General Ltd.

By: /s/ Thomas Keegan
Name: Thomas Keegan
Title: President

/s/ Mark Keegan
Mark Keegan

CUSIP No. 50114L101	13D	Page 7 of 7 Pages

JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Kryptic Entertainment, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 10th day of March 2011.

Ashton Agricultural & General Ltd.

By: /s/ Thomas Keegan
Name: Thomas Keegan
Title: President

/s/ Mark Keegan
Mark Keegan